FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

Item 1

OTHER NEWS

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

Subject: Appointment of Directors

The Bank has made below announcement to the Indian Stock Exchanges.

This is to inform you that the Board of Directors of the Bank at its Meeting held today appointed Mr. B. Sriram (DIN:02993708) and Ms. Rama Bijapurkar (DIN:00001835) as Additional (Independent) Directors of the Bank with effect from January 14, 2019 for a period of 5 years, subject to the approval of shareholders.

We affirm that Mr. Sriram and Ms. Bijapurkar are not debarred from holding the office of Director by virtue of any order of Securities and Exchange Board of India or any other such authority.

Please take the above information and annexures to the letter pursuant to the requirements of Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 on record.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Annexure I

Profile of Mr. B. Sriram

Reason for change	Appointment
Date of appointment	January 14, 2019
Disclosure of relationships between directors	He is not related to any other director of the Bank.

Brief Profile:

Mr. B. Sriram aged 60 years, is a Certified Associate of the Indian Institute of Banking & Finance, holds Diploma in International Law & Diplomacy from the Indian Academy of International Law & Diplomacy, New Delhi, AlMA Diploma in Management from All lndia Management Association, New Delhi along with M.Sc in Physics and B.Sc (Hons) Physics from St Stephen's College, Delhi University.

Mr. Sriram was Managing Director & CEO of IDBI Bank Limited from June 30, 2018 to September 29, 2018. Previously, he was working with State Bank of India for 37 years with experience in all areas of Banking and Finance. He had joined State Bank of India as a Probationary Officer in 1981 and had held various key assignments within the Bank and the Group in Credit and Risk, Retail, Operations, IT, Treasury, Investment Banking and International Operations.

Annexure II

Profile of Ms. Rama Bijapurkar

Reason for change	Appointment
Date of appointment	January 14, 2019
Disclosure of relationships between directors	She is not related to any other director of the Bank.

Brief Profile:

Ms. Rama Bijapurkar is an independent management consultant working in the area of business-market strategy; and an acknowledged thought leader on ‘consumer India’ and India’s consumer economy. She is a regular visiting faculty at IIM Ahmedabad and is also co- founder of People Research on India’s Consumer Economy, a think tank and fact tank focused on providing the “people view” of India’s economy and citizen environment.

Ms. Bijapurkar is among India’s most experienced independent directors and has served on the boards of several of India’s blue chip companies (many of them being in the financial services sector) as well as on the governing councils of academic institutions and public service institutions (including Banking Codes and Standards Board of India and the Insurance Information Bureau of India).

She holds a BSc (Honours) degree in physics from University of Delhi and a Post Graduate Diploma in Management from Indian Institute of Management, Ahmedabad.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	January 14, 2019	By:	/s/ Ranganath Athreya
			Name :	Ranganath Athreya
			Title :	Company Secretary